GREAT PANTHER SILVER LIMITED

CHAIRMAN'S REPORT

Your directors take pleasure in reporting on the Company's progress during 2009.

WORLD DEMAND FOR SILVER: Investor concerns about political, inflationary, economic, financial and sovereign risk issues kept investment demand strong for the year for both gold and silver. Fabrication demand for traditional uses of silver remained strong for 2009, having risen steadily since the 1980's and exceeding supply from 1990 to 2005. Newer uses for silver such as biocides, chemical catalysts, solar panels and nanotech lithography are likely to further increase fabrication demand, which should expand concurrent with global economic recovery. Total silver trading activity for 2009 was $1.26 trillion, the second highest on record.

WORLD PRICES: The price per ounce of silver for 2009 averaged $14.67, ending the year at $16.85, up almost 50% from the end of the previous year. At the date of this report (May 12, 2010) the world price was almost $20 per ounce. The historically high volatility of silver prices makes it difficult to predict future prices with any degree of certainty. However, combined investment and fabrication demand for silver, with the fundamentals for silver looking better than gold, encourage us to believe that further world price increases may be imminent, especially if the gold/silver ratio returns to its historical norm of less than 60.

COMPANY GROWTH: Increasing its gross revenues from C$15 million in 2007 and C$22 million in 2008, to more than C$32 million in 2009, the Company achieved record positive earnings from its mining operations of C$15 million for the year, with an adjusted EBITDA of C$7 million. Congratulations to our management and staff on this record result.

CONCLUSION: I would like to express the Company's appreciation for the many positive contributions of the Board of Directors, the members of our Audit, Compensation and Nominating & Corporate Governance Committees, employees and contractors, our loyal shareholders, corporate counsel both in Canada and in Mexico, representatives of state and federal governments in Mexico, and to our supportive stockbrokers and business associates.

ON BEHALF OF THE BOARD OF DIRECTORS

Kaare G. Foy
Executive Chairman

May 12, 2010

All dollar amounts are in US dollars except where indicated.